purenickel

January 10, 2008

Jeffrey D. Sherman
472 Hidden Trail
Toronto, Ontario
M2R 3R8

Dear: Jeffrey

Re. Contract for Services

We are pleased to offer you an appointment, as Chief Financial Officer with Pure Nickel, Inc. (the "Company"). The services to be provided include providing timely reports to the Chief Executive Officer as well as the following:

- Responsibilities over all areas of finance and accounting
- Strategic planning with budgeting, forecasting and new project analysis
- Preparation and timely filing of all public company financial reports on Sedar and other Canadian and USA regulatory filings including AIF and M.D. & A.
- Quarterly reporting to CEO, Board of Directors, Audit Committee of all financial reports, Cash Flow, Annual and Quarterly Budgets
- Ensuring that proper financial reporting in accordance with Canadian and US GAAP, and all related SEC filings are accurate and timely
- Responsible for working with external auditors, Banks, Brokers and CRA
- Responsible for ensuring adequate tax strategy, planning and set up, as well as improving accounting policies and internal control procedures
- Overseeing Controller and operational accounting staff
- Participation in road shows with Investor and Shareholder Relations as required
- Financing activities including debt and equity issues
- Assisting with the preparation and negotiation of contracts and JV's
- Responsible for the AGM coordination and completion of Annual Report With assistance of the Corporate Secretary

You will provide the services described above on an annual basis, with actual time spent at approximately 1/3 of a year, likely no more than one and a half days each week at the most, except where urgent business needs require.

Finally, you will, and the Company agrees that you shall, provide services to other businesses as you see fit, provided that doing so would not violate professional standards or would result in your disclosure of the Company's confidential information.

The other key terms of this contract are as follows:

FEE FOR SERVICES:	• $50,000 per annum ($ 150,000 per annum with your time set at 1/3 per annum).
COMMENCEMENT DATE OF CONTRACT:	• February 1, 2008.
STOCK OPTIONS:	• As part of your compensation for the services to be provided described above, 100,000 3 year Common Share options of the Company, priced at market, will be granted to you on the Commencement Date. • Vesting will be over three years, in equal 1/3 tranches on the anniversary of the Commencement Date, with full vesting in the event of a change in control of the company. • "Change of control" means a change in the identity of the shareholders of Company such that any shareholder that does not currently hold more than 50% of the shares comes to own more than 50% of the shares, or a sale of all or substantially all of the assets of the Company to an arm's length purchaser.
OTHER CHARGES:	• You may charge reasonable business expenses incurred in the performance of the services for the

purenickel

Company by submitting expense reports.

- Any expenses not incurred in performing the services for the Company shall be your own responsibility.

TERMINATION:

- Either you or the Company may terminate this contract by giving the other 3 months prior notice in writing.
- The Company may also opt to terminate the contract immediately, but shall then pay a single amount equal to 3 months salary. (For greater certainty 3x$50,000/12 or $12,500)
- Upon notice of termination by either party, a prorated number of options due to vest at the end of that anniversary year will vest immediately (e.g., termination notice at month 6 will vest 50% of the options due to vest at the end of that year). Any other unvested options shall expire immediately. In the event of termination, options expire according to the schedule in the Stock Option Plan.
- Of course, if upon termination of this contract you have any further or other entitlements under the provisions of mandatory legislation, the Company will provide those to you, to the minimum extent so required.

purenickel

Jeffrey, we sincerely look forward to the opportunity to work together

Please sign below indicating your acceptance of this offer. This offer is valid until 12 noon January 14, 2008

Yours very truly,

David McPherson
President & CEO

I herby accept your offer as outlined above.

JAN 1 0 2008

Date

Signature

Pure Nickel Inc.
95 Wellington St. W., Suite 900 Toronto, Ontario Canada M5J 2N7
T: (416) 644-0001 F: (416) 644-0069 W: purenickelinc.com

purenickel

MEMORANDUM

TO: Accounting

FROM: David McPherson

Re: Change to salary – Jeffrey D. Sherman

Please change the salary paid to Jeffrey Sherman to a rate of $67,000 per annum, or $2,791.66 semi-monthly, effective April 1, 2008.